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                                                                    EXHIBIT 99.1

           HOLLINGER INC. FILES MOTION TO DEFEND ITS RIGHTS REGARDING
    FEDERAL COURT ORDER CONSENTED TO BY HOLLINGER INTERNATIONAL ON JANUARY 16

Toronto, Canada, January 26, 2004 - Hollinger Inc. (TSX: HLG.C; HLG. Pr. B; HLG.PR.C) announced that it had moved to intervene in the U.S. District Court for the Northern District of Illinois to defend its rights with regard to a Partial Final Judgment and Order of Permanent Injunction entered against Hollinger International on January 16.

The January 16 order was consented to on behalf of Hollinger International by Gordon A. Paris, interim Chief Executive Officer of International and Chairman of its special committee, without prior authorization of the Hollinger International Board of Directors. The order served the interests of Mr. Paris and the special committee by creating practical constraints on Hollinger Inc.'s rights as a controlling shareholder, including the right to remove and elect directors of Hollinger International. Hollinger Inc. had a strong interest in opposing entry of the order, but was given no notice or opportunity to be heard regarding the order.

Through its motion to intervene filed with the Court today, Hollinger Inc. is seeking to protect its rights and investment in Hollinger International and ensure that it has a voice in proceedings that substantially affect its ownership and property rights.

Hollinger Inc.'s principal asset is its approximately 72.6% voting and 30.3% equity interest in Hollinger International Inc. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain, and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

Media Contact:                              For more information:

Jim Badenhausen                             Peter G. White
212-484-7205                                416-363-8721